UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934
Athenex, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04685N103
(CUSIP Number)

May 4, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

( ) Rule 13d-1(b)
(x) Rule 13d-1(c)
( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 04685N103  13G  Page 1 of 7 Pages

1. NAMES OF REPORTING PERSONS:

IP Group PLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

Not Applicable

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER: -0-

6. SHARED VOTING POWER: 10,254,754 (see Item 4(a))*

7. SOLE DISPOSITIVE POWER: -0-

8. SHARED DISPOSITIVE POWER: 10,254,754 (see Item 4(a))*

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,254,754 (see Item 4(a))*

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.4% (see Item 4(b))**

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  HC

* This calculation is based upon (i) 9,205,672 shares of Common
Stock (as defined below) held directly by IP2IPO
(as defined below) and (ii) 1,049,082 shares of Common Stock held directly by Touchstone (as defined below), each of which are indirect subsidiaries of IP Group (as defined below).

** This calculation is rounded to the nearest tenth and is based upon 109,114,367 shares of Common Stock issued and outstanding as of May 4, 2021, an amount determined by adding
(i) 93,512,700 shares of Common Stock issued and outstanding as of April 30, 2021, as represented in the Issuer's Form 10-Q for the quarterly period ending March 31, 2021, plus (ii) 15,601,667 shares of Common Stock issuable issued in connection with that certain Merger Agreement set forth in the Issuer's Form 8-K dated May 4, 2021.



CUSIP No. 04685N103    13G    Page 2 of 7 Pages

1. NAMES OF REPORTING PERSONS:

IP2IPO Portfolio L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

Not Applicable

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER: -0-

6. SHARED VOTING POWER: 9,205,672

7. SOLE DISPOSITIVE POWER: -0-

8. SHARED DISPOSITIVE POWER: 9,205,672

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,205,672

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.4%*

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

* This calculation is rounded to the nearest tenth and is based upon 109,114,367 shares of Common Stock issued and outstanding as of May 4, 2021, an amount determined by adding
(i) 93,512,700 shares of Common Stock issued and outstanding as of April 30, 2021, as represented in the Issuer's Form 10-Q for the quarterly period ending March 31, 2021, plus (ii) 15,601,667 shares of Common Stock issuable issued in connection with that certain Merger Agreement set forth in the Issuer's Form 8-K dated May 4, 2021.


CUSIP No. 04685N103   13G   Page 3 of 7 Pages

1. NAMES OF REPORTING PERSONS:

Touchstone Innovations Businesses LLP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

Not Applicable

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER: -0-

6. SHARED VOTING POWER: 1,049,082

7. SOLE DISPOSITIVE POWER: -0-

8. SHARED DISPOSITIVE POWER: 1,049,082

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,049,082

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.0% (see Item 4(b))**

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* This calculation is rounded to the nearest tenth and is based upon 109,114,367 shares of Common Stock issued and outstanding as of May 4, 2021, an amount determined by adding
(i) 93,512,700 shares of Common Stock issued and outstanding as of April 30, 2021, as represented in the Issuer's Form 10-Q for the quarterly period ending March 31, 2021, plus (ii) 15,601,667 shares of Common Stock issuable issued in connection with that certain Merger Agreement set forth in the Issuer's Form 8-K dated May 4, 2021.

CUSIP No. 04685N103   13G   Page 4 of 7 Pages

Item 1(a).
Name of Issuer:
Athenex, Inc., a Delaware corporation (the "Issuer").

Item 1(b).
Address of Issuer's Principal Executive Offices:

The Issuer's principal executive office is located at 1001 Main Street, Suite 600 Buffalo, NY.

Item 2(a).
Name of Person Filing:

This Schedule 13G is filed on behalf of the following persons
(collectively, the "Reporting Persons"): (i) IP Group PLC, a public limited company incorporated in England and Wales ("IP Group");
(ii) IP2IPO Portfolio L.P., a limited partnership registered in England and Wales ("IP2IPO") and; Touchstone Innovations Businesses LLP, a limited liability partnership incorporated in England and Wales ("Touchstone").

Item 2(b).
Address of Principal Business Office or, if none, Residence:

The principal business office and registered address for each of the Reporting Persons is:
he Walbrook, 25 Walbrook, London, United Kingdom EC4N 8AF.

Item 2(c).
Citizenship:
Citizenship information is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d).
Title of Class of Securities:

Common stock, $0.0001 par value ("Common Stock").

Item 2(e).
CUSIP Number:

04685N103

Item 3
If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.


CUSIP No. 04685N103   13G   Page 5 of 7 Pages


Item 4
Ownership:

(a)-(c)
Rows 5-9 of the cover pages above are incorporated by reference herein.

These securities are directly held by IP2IPO and Touchstone, each of which are indirect subsidiaries wholly owned by IP Group, and, therefore, IP Group may be deemed to beneficially own all of the securities directly held by IP2IPO and Touchstone.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ( )

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The information set forth on the cover pages for IP2IPO and Touchstone are incorporated by reference herein.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04685N103   13G   Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2021

IP GROUP PLC

By: /s/ Greg Smit
Name: Greg Smith
Title: CFO

IP2IPO PORTFOLIO, L.P.

By: IP2IPO Portfolio (GP) Limited, its general partner

By: /s/ Greg Smith
Name: Greg Smith
Title: CFO

TOUCHSTONE INNOVATIONS BUSINESSES LLP

By: /s/ Greg Smith
Name: Greg Smith
Title: CFO

CUSIP No. 04685N103   13G   Page 7 of 7 Pages


JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: May 14, 2021

IP GROUP PLC

By: /s/ Greg Smith
Name: Greg Smith
Title: CFO

IP2IPO PORTFOLIO, L.P.

By: IP2IPO Portfolio (GP) Limited, its general partner

By: /s/ Greg Smith
Name: Greg Smith
Title: CFO

TOUCHSTONE INNOVATIONS BUSINESSES LLP

By: /s/ Greg Smith
Name: Greg Smith
Title: CFO